SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002 or

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-41

GENUARDI’S FAMILY MARKETS, LP

RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

SAFEWAY INC.

5918 Stoneridge Mall Road, Pleasanton, California, 94588-3229

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
EXHIBITS
SIGNATURES
Form 11-K
Exhibit A
Exhibit B

GENUARDI’S FAMILY MARKETS, LP

RETIREMENT SAVINGS PLAN

REQUIRED INFORMATION

1.     Not required to be furnished by the plan.

2.     Not required to be furnished by the plan.

3.     Not applicable.

4.     Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached hereto as Exhibit A.

EXHIBITS

Exhibit A. Plan financial statements and schedules.

Exhibit B. Consent of Independent Auditors.

2

GENUARDI’S FAMILY MARKETS, LP

RETIREMENT SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2003	By:	/s/ David F. Bond

David F. Bond Benefit Plans Committee Member

July 15, 2003		/s/ Dick W. Gonzales

Dick W. Gonzales Benefit Plans Committee Member